Exhibit 1

Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

January 17, 2007
FOR IMMEDIATE RELEASE
TSX: ERF.UN
NYSE: ERF

ENERPLUS RELEASES 2006 TAX INFORMATION
AND ANNOUNCES SUPPORT FOR UNITHOLDER ADVOCACY GROUP

Enerplus Resources Fund (“Enerplus”) is pleased to announce that the breakdown of taxable amounts and return of capital relating to cash distributions paid in the 2006 calendar year is now available at www.enerplus.com. If you would like a copy of our 2006 tax information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Enerplus is playing a significant role in the activities of the Coalition of Canadian Energy Trusts opposing the federal government’s proposed “tax fairness plan” that would see Canadian income trusts taxed in 2011. We are pleased to advise all unitholders that a new advocacy group has been formed to be the voice of concerned individual investors. The Canadian Association of Income Trust Investors (“CAITI”) launched their website (www.caiti.info) recently with a mission to preserve the ongoing viability and sustainability of the Canadian income trust market for the benefit of Canadians saving for retirement and those Canadians seeking retirement income, and ensuring that this important investment choice is preserved not just for today but for the benefit of all Canadians in the future. We urge unitholders to visit the CAITI website and become a member. Membership in CAITI is free although there is an option to pay a $30 annual membership fee if you so choose. Your voice is important and we encourage you to ensure it is heard in respect of this significant issue.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Resources Fund

This news release contains certain forward-looking statements, which are based on Enerplus' current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Enerplus has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus' ability to comply with current and future environmental or other laws; Enerplus' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus' Annual Information Form and Enerplus' Management's Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus.